PROKOM SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

SUPPL

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)

tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 30 Jan 2002 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 69.1 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **FINANCIAL REPORTS ANNOUNCEMENTS**

03003562

The Management Board of Prokom Software S.A. informs, that:

I. Annual Reports for year 2002 will be announced

- Annual report - on the 15 April 2003
- Consolidated report - on the 08 May 2003

II. Consolidated quarterly reports will be announced according to the following schedule

- For the 4th quarter of 2002 - on the 03 March 2003
- For the 1st quarter of 2003 - on the 15 May 2003
- For the 2nd quarter of 2003 - on the 14 August 2003
- For the 3rd quarter of 2003 - on the 14 November 2003

III. Consolidated semi-annual report will be announced on the 30 September 2003.

03 FEB -3 AM 7:21

PROCESSED

FEB 11 2003

THOMSON FINANCIAL

30 Jan 2002 Krzysztof Wilski

Vice President of the Management Board